American Tower Corporation
                              116 Huntington Avenue
                           Boston, Massachusetts 02116


                                                               February 11, 1999

BY FAX AND DIRECT (MODEM) TRANSMISSION
Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C.  20549

Attention:  Barry Summer, Esq.
            Sean J. Klein, Esq.

         Re:      Withdrawal of Registration Statement (No. 333-71939)

Ladies and Gentlemen:

         Pursuant to Rule 477 of the Securities Act of 1933, please accept this letter as a request for the Commission's consent to the withdrawal of the registration statement on Form S-1, File No. 333-71939 (the "Registration Statement"), of American Tower Corporation. American Tower requests that this withdrawal be effective as of February 12, 1999. It is being requested because the financial information contained in the Registration Statement will become stale as of February 12, 1999 under Rule 3-12 of Regulation S-X. American Tower intends to register the reoffer of securities by the selling stockholder, which was the subject of the Registration Statement, on a Form S-3 registration statement which it will be eligible to use after February 17, 1999.

         Upon the grant of the Commission's consent hereto, please return a dated copy of the order granting such withdrawal, which order shall state "Withdrawn upon the request of the registrant, the Commission consenting thereto," and which is to be placed in the file for the Registration Statement.

         Please direct all inquiries to Norman A. Bikales of Sullivan & Worcester LLP (counsel to American Tower) at 617-338-2854 or Adam L. Benjamin 617-338-2835 of that office.

                                                 Very truly yours

                                                 /s/ Justin D. Benincasa
                                                 ---------------------------
                                                 Justin D. Benincasa